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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ------------

                                SCHEDULE 14D-9/A
                                 (Rule 14d-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                                     under
                              SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)
                                 ------------

                                BI INCORPORATED
                           (Name of Subject Company)

                                BI INCORPORATED
                      (Name of Person(s) Filing Statement)
                                 ------------

                           Common Stock, no par value
                         (Title of Class of Securities)

                                  055467 20 3
                     (CUSIP Number of Class of Securities)
                                 ------------

                                David J. Hunter
                                   President
                               6400 Lookout Road
                            Boulder, Colorado 80301
                                 (303) 218-1000
            (Name, address and telephone number of person authorized
             to receive notice and communications on behalf of the
                          person(s) filing statement)
                                 ------------

                                    Copy to:
                              John G. Lewis, Esq.
                    Ireland, Stapleton, Pryor & Pascoe, P.C.
                           1675 Broadway, 26th Floor
                             Denver, Colorado 80202
                                 (303) 623-2700

   [ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                 INTRODUCTION

   This Amendment No. 3 to the Solicitation/Recommendation Statement on
Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on August 18, 2000, and amended on August 23, 2000 and August 25, 2000, by BI Incorporated, a Colorado corporation (the "Company"), relating to an offer by KBII Acquisition Company, Inc. ("Offeror"), a Colorado corporation and a wholly-owned subsidiary of KBII Holdings, Inc. ("Parent"), a Delaware corporation, to purchase all of the outstanding shares of the Company, at a price of $8.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000, and amended and supplemented on September 19, 2000, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

   The Company and its executive officers have determined to provide the disclosure required by Rule 13e-3 and Schedule 13E-3, which address so called "affiliate going private transactions." The Company's Schedule 13E-3 was filed with the Securities and Exchange Commission on September 19, 2000.

   This amended Schedule 14D-9 should be read in conjunction with the Company's Schedule 14D-9 filed on August 18, 2000 and the amendments thereto. Certain items in this Schedule 14D-9 incorporate by reference portions of other documents, including the Schedule TO and Offer to Purchase filed by Offeror on August 18, 2000, and the amended Schedule TO and Supplement to the Offer to Purchase filed by Offeror on September 19, 2000, which should be reviewed by shareholders.

                                SPECIAL FACTORS

Purposes, Alternatives, Reasons and Effects.

   The information set forth at Item 4 of this Schedule 14D-9 under the caption "The Solicitation or Recommendation--Background" is incorporated herein by reference.

Purposes.

   The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

   Purpose of the Offer; The Merger; Plans for the Company
   Special Factors--Interests of Certain Persons in the Offer and the Merger

   Additionally, the structure of the transaction which will ultimately result in the Management Shareholders receiving an equity interest in Parent is designed to encourage the ongoing participation of the Management Shareholders in the Company's operations following completion of the transaction.

Alternatives.

   The information set forth at Item 4 of this Schedule 14D-9 under the following captions is incorporated by reference:

   The Solicitation or Recommendation--Background
   The Solicitation or Recommendation--Reasons for Rejection of Alternatives

Reasons.

   The information set forth at Item 4 of this Schedule 14D-9 under the caption "The Solicitation or Recommendation--Background" is incorporated herein by reference.


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Effects.

   The information set forth at Item 4 of this Schedule 14D-9 under the captions "The Solicitation or Recommendation--Benefits and Detriments of the Offer and Merger to the Company and the Company's Shareholders" is incorporated herein by reference. The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

   Effect of the Offer and Merger; Market for Shares; Nasdaq Listing; SEC Registration;
     Margin Regulations
   Certain Federal Tax Consequences

   The information set forth under the caption entitled "Special Factors-- Purpose of the Offer; The Merger; Plans For the Company" in the Offer to Purchase is incorporated herein by reference.

Fairness of the Transaction.

Fairness.

   The Company and the Management Shareholders (as hereafter defined) reasonably believes that the transaction is fair to the Company's unaffiliated security holders.

Factors considered in determining fairness.

   The information set forth at Item 4 of this Schedule 14D-9 under the caption "The Solicitation or Recommendation--Fairness Opinion" is incorporated herein by reference.

Approval of security holders.

   Approval of at least a majority of the unaffiliated security holders is not required.

Unaffiliated representative.

   A majority of the directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purpose of negotiating the terms of the transaction.

Approval of directors.

   The directors of the Company who are not employees of the Company unanimously approved the transaction.

Other offers.

   The information set forth at Item 4 of this Schedule 14D-9 under the following captions is incorporated by reference:

   The Solicitation or Recommendation--Background
   The Solicitation or Recommendation--Reasons for Rejection of Alternatives

Reports, Opinions, Appraisals and Negotiations.

Report, opinion or appraisal.

   The Company received a fairness opinion from SunTrust Equitable Securities, which is attached to the Schedule 14D-9 filed on August 18, 2000, as Annex A and is incorporated herein by reference.


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Preparer and summary of the report opinion or appraisal.

   The information set forth at Item 4 of this Schedule 14D-9 under the caption "The Solicitation or Recommendation--Opinion of Financial Advisor" and the fairness opinion of SunTrust Equitable Securities attached to the Schedule 14D-9 as Annex A to the Schedule 14D-9 filed August 18, 2000, are incorporated herein by reference.

Availability of documents.

   A copy of the fairness opinion from SunTrust Equitable Securities will be made available at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative thereof who has been so designated in writing. Additionally, the fairness opinion of SunTrust Equitable Securities is attached to the
Schedule 14D-9 as Annex A and is incorporated herein by reference. The material prepared by SunTrust Equitable Securities for presentation to the Company's Board of Directors is filed as Exhibit (c)(2) to the Company's
Schedule 13E-3, filed with the Securities and Exchange Commision on September 19, 2000.

Item 1. Subject Company Information.

   Item 1 is hereby amended and supplemented by replacing the section entitled "Securities" in its entirety with the following:

Securities.

   The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, no par value, of the Company, including the associated common stock purchase rights under the Amended and Restated Rights Agreement dated December 1, 1999, and amended August 9, 2000, between the Company and Computershare Trust Company, Inc. (f/k/a American Securities Transfer & Trust, Inc.), as Rights Agent (collectively the "Shares"). A total of 7,972,905 Shares were outstanding on September 15, 2000. An additional 1,640,268 Shares were subject to outstanding stock options on September 15, 2000.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board of Directors.

   Recommendation of the Special Committee. At a meeting held on August 9, 2000, the Special Committee unanimously recommended (i) that the Board of Directors find that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Company's shareholders (other than those shareholders who comprise executive management and will be receiving consideration other than cash for their Company securities (the "Management Shareholders")) and (ii) that the form, terms and conditions of the Merger Agreement be approved by the Board of Directors and that the Board of Directors recommend to the shareholders of the Company that they tender their shares pursuant to the Offer.

   Recommendation of the Company's Board Of Directors. At a meeting held on August 10, 2000, after hearing the Special Committee's recommendation, the Company's Board of Directors, by unanimous vote of those present, and based on, among other things, the recommendation of the Special Committee, (i) determined that the Offer and the Merger are fair to and in the best interests of the Company's shareholders (other than the Management Shareholders), (ii) approved the form, terms and conditions of the Merger Agreement; and (iii) recommended that the Company's shareholders tender their shares in the Offer. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY TENDER THEIR SHARES IN THE OFFER.

   Copies of a letter to the shareholders of the Company communicating the Board's recommendation and the Company's press release announcing the Merger Agreement and the transactions contemplated thereby are filed as Exhibits
(a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

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Background.

   Prior to 1996, the Company's business involved primarily home incarceration electronic monitoring ("EM"), both selling EM products and providing monitoring services. In that time frame, based on changes in the corrections industry toward privatization, the Company's Board believed that there was an opportunity to create a large, profitable, differentiated corrections company that could substantially benefit the Company's shareholders. In 1996 and 1997, the Company made acquisitions in the community correctional services ("CCS") area, creating a CCS business unit in 1996.

   During 1997, the Company's Board of Directors and the management team were concerned about the overall deterioration of the stock prices of the publicly traded corrections companies. Additionally, there was disappointment in the price and trading volume of the Company's stock in light of the Company's business strategy and performance. Due to these factors, both management and the Board of the Directors began considering ways to improve the Company's stock price and deliver greater value to the shareholders.

   The Company was able in fiscal years 1997 and 1998 to create strong recurring revenue and to grow its CCS division. However, at the end of fiscal year 1998, the Company was not experiencing the growth in earnings and the cash flow return that the Board desired from the Company's diversification and growth. In the calendar year 1998, the Board of Directors considered a number of alternatives including (i) the possibility of a business combination with another corrections industry company, (ii) additional financing to allow expansion, (iii) acquisitions of existing companies or businesses to achieve the Company's goals, and (iv) a sale or leveraged buyout of the Company.

   The Company experienced an increase in its market valuation in the first half of calendar year 1998 but the price was already eroding by the June 30, 1998 fiscal year end. At a meeting of the Board of Directors held November 5, 1998, the option of divesting the Corrections Information Systems division ("CIS") was discussed as one means for enhancing shareholder value. A decision was made to divest CIS which had proved to be less strategic than originally thought and was a drain on cashflow. The Company retained SunTrust Equitable Securities to assist in that divestiture. SunTrust Equitable Securities began the process of preparing CIS for sale and preparing marketing materials during the period November 1998 to March 1999 and, upon completion of the materials, began contacting prospective buyers. Negotiations, presentations and due diligence with Compudyne Corporation occurred over several months prior to the sale of CIS to Compudyne in June 1999.

   In late 1998 and early 1999 the Company conducted conversations with four different private equity groups that approached the Company on an unsolicited basis regarding a potential buyout. During that period there was continued market deterioration and the Company was under-performing relative to its operating plan. The Board of Directors and management concluded that the Company should consider retaining an investment banking firm to discuss the full range of alternatives that might be available and to provide guidance on valuation expectations. There was a view by the Board of Directors and management at that time that if a sale strategy was considered, a strategic buyer might yield a higher valuation than that of a financial buyer.

   At its November 1998 meeting, the Board of Directors formally charged management with seeking ways to maximize shareholder value. SunTrust Equitable Securities was retained by the Company on November 25, 1998 to evaluate strategic alternatives, as well as to divest CIS. The Company selected SunTrust Equitable Securities based in large part on the firm's expertise and experience in the corrections industry and with mergers and acquisitions specifically. SunTrust Equitable Securities actively followed all the companies within the corrections industry from a research standpoint, including the Company, and their investment banking group had been involved in several capital raising and advisory transactions with many of the players in the industry.

   Upon being retained, SunTrust Equitable Securities spent the next several weeks conducting significant due diligence on the Company including site visits, management interviews and review of historical and projected financial and operating data. In February 1999, SunTrust Equitable Securities made a presentation to the Board of Directors in which it outlined and discussed various strategic alternatives including a strategic alliance or joint venture, private equity infusion, sale or leveraged buyout. In addition, SunTrust Equitable Securities provided preliminary valuation analysis which presented various equity values for the Company under certain

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assumptions. The value range presented, which was based on then current market dynamics and the specific assumptions available at that time, was between $12.22 and $18.39 per share. The range in per share values was largely attributable to reliance on various valuation methodologies and multiple comparable company analysis.

   The Board of Directors and management continued to monitor the situation over the ensuing several months. During the summer and fall of 1999, SunTrust Equitable Securities and management of the Company had several phone conversations and face-to-face meetings to discuss strategy and to offer opinions on strategic alternatives that would maximize shareholder value. During that time frame, there were discussions regarding the perceived factors that were preventing the Company from enjoying a strong stock price, robust trading volume and significant interest from the research community. It was the belief of SunTrust Equitable Securities that the Company was likely too small in terms of market capitalization to realistically capture the attention of the investment community and research analysts. This was particularly true given the recent dramatic move by the financial community towards technology and large capitalization stocks and away from non-technology small cap stocks in general.

   A strategy was developed that entailed the Company growing via strategic acquisitions and, in doing so, becoming a much larger, more diverse firm. It was believed at the time that if the Company could increase substantially in size and continue to execute successfully on their business plan, the interest in the Company would increase. To accomplish this growth, the strategy contemplated rolling up multiple players in the fragmented corrections/treatment industry.

   It was agreed that SunTrust Equitable Securities would approach three parties (A,B,C) to discuss the merits of a business combination. Over the next couple of months meetings were scheduled with each of the three parties during which each party discussed their respective businesses and the synergies that might exist between the companies.

   After the discussions, it was concluded that Party A did not have a sufficiently strong base business or management team to warrant further discussions. Party B, while an attractive candidate, was not receptive to being acquired at that time. With respect to Party C, a compelling argument could not be developed as to why the two companies should be combined given their respective business focuses.

   Without significant progress resulting from contacting the three specific parties, the Board of Directors and management decided to more formally and comprehensively explore a wide range of alternatives. SunTrust Equitable Securities was asked to revise the valuation materials previously presented and provide the Board of Directors with an updated presentation during the November 19, 1999 Board meeting. SunTrust Equitable Securities presented a revised range of values, based on then current market dynamics and specific assumptions available at that time, of $9.76 to $17.52 per share. Again, the variance in values was largely attributable to multiple valuation methodologies being employed and reliance on multiple comparable companies. The Board of Directors decided to charge SunTrust Equitable Securities with formally exploring alternatives available to the Company for maximizing shareholder value, with the focus being on a strategic combination or sale. Also at that meeting, a special committee of independent directors was formed to consider strategic alternatives presented to the Company, to enter into discussions and negotiations related to such alternatives and to recommend to the Board of Directors what action, if any, should be taken.

   At that meeting, a discussion was held regarding whether to publicly disclose SunTrust Equitable Securities' activities and the pros and cons of doing so. It was decided by the Board of Directors that, in order to ensure that the Company received the broadest range of interest possible, a public announcement would be made.

   During that same meeting, the Board of Directors acted on previously held discussions regarding the adoption of a shareholder rights plan. The Board of Directors chose to adopt the plan to provide the Company with ample time to consider fair and compatible offers from parties interested in pursuing constructive strategic paths with the Company. The plan also optimized the probability of fair compensation for all the shareholders by encouraging interested parties to negotiate with the Board of Directors. SunTrust Equitable Securities reviewed previously distributed materials regarding shareholder rights plans in general and the particular price and terms appropriate for the Company. In consultation with legal counsel, the Company's Board of Directors approved the adoption of a shareholder rights plan at the November 16, 1999 meeting.

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   Immediately following the Board meeting SunTrust Equitable Securities began working with management on a public information book which contained 5 year projections prepared by management to be made available to selected interested parties who would enter into Confidentiality Agreements. Simultaneous with that undertaking, SunTrust Equitable Securities worked with management to create a comprehensive list of strategic partners and financial buyers to be contacted. Beginning in late November 1999 and continuing through January
2000, SunTrust Equitable Securities contacted prospective partners and/or buyers to assess their level of interest in discussing a potential transaction with the Company. SunTrust Equitable Securities contacted 91 parties, of which 41 were strategic in nature and 50 were financial buyers. After engaging in one-on-one discussions about the Company and the opportunity, 38 parties expressed an interest in reviewing information on the Company and discussing the situation further. Confidentiality agreements were executed with 37 of the 38 interested parties (with the one party not signing a confidentiality agreement receiving only publicly available information but not the projections prepared by management). Accompanying the materials disbursed to the interested parties SunTrust Equitable Securities also forwarded a letter outlining the process the parties should follow to continue exploring the opportunity. In that letter, and in a subsequent letter containing additional supplemental information, the parties were requested to submit in writing preliminary indications of interest outlining: the purchase price, proposed structure and form of consideration for a combination with or acquisition of the Company, an indication of whether or not the proposal was subject to financing or any other contingency, a list of additional information needs, plans for integration and operation of the Company following the transaction, and the level of review by senior officers that the potential transaction had received and a preliminary timetable for the closing of the transaction.

   During the period of time between the delivery of the initial materials and the due date of the preliminary indication of interest, SunTrust Equitable Securities had numerous additional discussions with several of the parties and provided supplemental information as requested and appropriate for that stage of the process. Additionally, during this time period members of senior management were made available via conference calls to discuss the business or specific questions if requested to do so by the parties.

   From the period of February 3, 2000 to February 14, 2000, SunTrust Equitable Securities received eight indications of interest. In early February 2000, the Company's stock was trading in the $8.00 range.

   Party 1 was a publicly-traded strategic buyer who proposed a tax-free stock-for-stock pooling of interest transaction at $8.00 per share.

   Party 2 was a publicly-traded equity investment firm who proposed either a 100% cash transaction or a tax-free stock-for-stock exchange at $9.91--$11.91 per share. The proposal was contingent upon third party senior debt and junior capital from Party 2 or Party 2's common stock. The interest was predicated on management's willingness to stay post transaction and the Company's ability to meet the projections presented.

   Party 3 was a private equity firm who proposed a 100% cash transaction at $8.00 - $9.00 per share. The offer was contingent upon externally raised financing. Interest was also predicated on management remaining with the Company and an assumed earnings before interest, taxes, depreciation and amortization ("EBITDA") run rate of $14.0 million.

   Party 4 was a publicly-traded company operating in the broader corrections industry who proposed either a 100% cash purchase or a 59.5% cash / 40.5% stock purchase at $10.00 - $11.00 per share. The offer was contingent upon external financing. Concerns were expressed over results reported for first half of the fiscal year ended June 30, 2000. Interest was also predicated on the Company being on pace to hit the projections provided.

   The fifth party, Kohlberg & Co., L.L.C. ("Kohlberg"), was a private equity firm which proposed a 100% cash purchase at $11.00 - $12.00 per share. The offer was contingent upon raising senior and subordinated debt along with up to $45 million in equity being provided by Kohlberg.

   Party 6 was a private equity firm that proposed a 100% cash purchase at $7.50 per share. Interest was silent on financing and was predicated on forming a strong relationship with management.

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   Party 7 was a private equity arm of a large bank who proposed a 100% cash transaction at $9.09 - $9.64 per share. The offer was contingent upon raising external senior and subordinated debt financing, management co-investing and that the Company be on pace to deliver $14.5 million in EBITDA for the fiscal year ended June 30, 2000.

   Party 8 was a large, public international firm operating various lines of business that proposed either a 100% cash acquisition at $10.08 per share or a joint venture. This party expressed desire to retain existing management, preference for joint venture and the need for indemnification from lawsuits.

   The Board of Directors met on February 17, 2000 to receive a presentation by SunTrust Equitable Securities on the status of the marketing process and to discuss which, if any, of the indications of interest received warranted further consideration.

   The Board considered the following factors regarding the indications of interest before determining whether to continue and, if so, with which parties. The factors considered included, but were not limited to, the following: (i) the strategic fit of the prospective partner, (ii) the valuation and terms of the indication of offer, (iii) the level of seriousness demonstrated by the party producing the indication of interest and the amount of work completed leading up to the indication, (iv) the party's knowledge of the community corrections subset of the overall corrections industry, and (v) consideration of the party's reputation and capability to consummate the transaction proposed including access to equity capital and bank financing. Based on factors noted above the Board of Directors decided to invite three parties (Party 2, Kohlberg and Party 8) to participate in on-site management presentations and additional due diligence.

   SunTrust Equitable Securities contacted each of the three parties and scheduled site visits to participate in management presentations and review information available in a data room.

   In March 2000, Kohlberg provided management of the Company with a preliminary due diligence request list, and Kohlberg conducted additional due diligence during the ensuing weeks through receipt of its information requests as well as telephone conversations with management.

   On March 7, 2000, representatives of Kohlberg traveled to the Company's headquarters in Colorado for a presentation by management and tours of the Company's Boulder and Denver facilities. On March 8, 2000, representatives of Kohlberg met with management and representatives of SunTrust Equitable Securities to conduct preliminary business and financial due diligence and review the materials provided in the Company's data room.

   Party 8 visited the Company's offices on March 9, 2000 and March 10, 2000. A management presentation was conducted during the first half of the day, followed by a site visit at the Denver community corrections facility and then by dinner. The second day representatives from Party 8 reviewed information in the data room and conducted additional management interviews.

   Party 2 visited the Company's Chicago community corrections facility on February 25, 2000 with a member of the Company's management. Party 2 then visited the Company's offices on March 23, 2000 and March 24, 2000. A management presentation was conducted during the first half of the day followed by a site visit to the Denver community corrections facility.

   Following the management presentations, SunTrust Equitable Securities and the management of the Company responded to additional information requests and specific questions from each of the parties involved both in writing and via conference calls.

   After Party 2, Party 8 and Kohlberg completed management presentations and data room due diligence, the Company collected input to determine which, if any, of the indications of interest were attractive enough to warrant further discussion. It was determined that work would continue with each of the three parties, however with special emphasis on Party 8. It was the view at the time that Party 8, as a large strategic buyer, might be in a better position to take a long-term view of the business and industry and be less concerned about the short-term earnings volatility being experienced by the Company.

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   Toward the end of March 2000, it became apparent that the Company would not achieve the third quarter results previously expected and that information was conveyed to the three interested parties.

   On April 8, 2000, Party 8 provided a list of additional questions for the management team of the Company to discuss on a scheduled April 11 conference call.

   On April 11, 2000, the Company's senior management team participated in a conference call with Party 8 during which additional diligence questions and operational issues were addressed.

   On April 17, 2000, management of the Company informed Kohlberg that it was also revising downward its EBITDA forecast for fiscal 2000 and provided Kohlberg with its reforecast. Based on this information, Kohlberg determined that the Company's performance did not support the valuation provided in its initial indication of interest.

   On April 18, 2000, Party 8 informed SunTrust Equitable Securities that based on the due diligence conducted Party 8 would have difficulty getting to the $10.50 offer price. Specifically, Party 8 expressed concerns over the EBITDA run rate versus projections and the higher than expected level of capital expenditures. Party 8 was also concerned over the anticipated release of the Company's third quarter earnings.

   On April 20, 2000, the Company and Party 8 scheduled a face to face meeting for May 2, 2000 and May 3, 2000 at Party 8's offices to better address the concerns being raised by Party 8.

   On April 24, 2000, Kohlberg contacted SunTrust Equitable Securities and informed them they were uncomfortable with the $11.50 price per share originally expressed due to a concern over growth prospects and margin pressure. Kohlberg suggested their revised interest level would be approximately $8.50 per share in cash.

   On April 26, 2000, the Company released its third quarter results and conducted its regular analysts call.

   On April 27, 2000, representatives from Party 8 visited the Company's offices to conduct additional due diligence and to gather additional information necessary for their business justification case to be presented to their parent company.

   On April 27, 2000, there was a review of the status of the discussions with Party 2, Party 8 and Kohlberg. During that review it was decided that Kohlberg and Party 8 were the most serious and that meetings with each party would be scheduled to facilitate further discussions.

   On April 28, 2000, the planned trip to Party 8's offices was rescheduled for May 4, 2000 and May 5, 2000 to afford Party 8 additional time to review the situation internally.

   By the end of April, the Company's stock price had fallen to the $7.00 range.

   On May 1, 2000, David J. Hunter, President of the Company, called Christopher Lacovara, a principal of Kohlberg, to request an additional meeting to discuss Kohlberg's interest in continuing discussions regarding a potential transaction with the Company.

   On May 2, 2000, SunTrust Equitable Securities was informed by Party 8 that they were unable to support a price above the current market price and would prefer to let three to six months lapse to allow them time to conduct further research on the American Corrections market.

   On May 8, 2000, SunTrust Equitable Securities received a call from Party 4 inquiring as to the status of the process. Party 4, during the course of the conversation, expressed a weakening interest in the Company's market area, and indicated it was pursuing another transaction outside the Company's areas of focus and further expressed both a concern over the Company's third quarter earnings and a reduced level of interest in the Company.

   On May 8, 2000, the Company's Board of Directors met and discussed the status of the process and a strategy for moving forward. It was decided that SunTrust Equitable Securities would reassess the interest of Party 1. SunTrust Equitable Securities updated the Board of Directors on the interest level of Party 4. Additionally, it was decided that a trip would be scheduled to meet with Kohlberg to discuss the Company's third quarter and projected performance face to face. A meeting was scheduled for May 12, 2000.

   On May 12, 2000, representatives of management of the Company, Kohlberg and SunTrust Equitable Securities met in New York to discuss the Company's year-to-date performance, the revisions to its fiscal year 2000 forecast, and its prospects for fiscal year 2001. During the ensuing three weeks, Kohlberg revised its financial analysis based on the new information provided by management and contacted several financing institutions to discuss financing for the transaction.

   On May 22, 2000, Kohlberg submitted a draft letter of intent which included a purchase price of $8.00 per share. The Company, through SunTrust Equitable Securities, rejected this price, but indicated that a price of $9.00 per share would likely be acceptable.

   On May 22, 2000, members of the management of the Company and representatives from Party 1 participated in a conference call to continue discussing the possibility of a combination. A conclusion was reached following the conversation that a combination did not make sense as a stock-for-stock exchange at the current market value for the Company due to the lack of a synergistic fit between the two companies.

   On May 24, 2000, the Special Committee met to discuss the status of the discussions with each of the parties and to discuss the strategy for moving forward. In particular, attention was given to the status of the Kohlberg negotiations, which included an update on their lack of flexibility regarding the Company's $9.00 counter offer.

   On May 25, 2000, the Board of Directors met telephonically. They were briefed by the Special Committee on the status of concerning possible strategic or financial combinations and the offer from Kohlberg. The Board of Directors authorized the Special Committee to continue to pursue a counter-proposal at $9.00 per share.

   By the end of May 2000, the Company's stock price had fallen to approximately $5.50 per share.

   On June 2, 2000, Jeremy Kendall, Chairman of the Board for the Company, contacted Christopher Lacovara, a principal of Kohlberg, directly to express the Special Committee's position regarding valuation and what was necessary for exclusivity to be granted.

   On June 6, 2000, the Board of Directors met telephonically and after extensive discussion and consideration of various issues and alternatives, approved execution of a Letter of Intent (the "Letter of Intent") between the Company and Kohlberg at $8.75 per share, which contained a three-week period to allow Kohlberg to confirm their willingness to go forward at that price.

   On June 6, 2000, Kohlberg and the Company signed the Letter of Intent for an acquisition of the Company for a purchase price of $8.75 per share. The Letter of Intent provided for a three-week period during which Kohlberg had the opportunity to confirm the price per share at which it would be prepared to complete the transaction.

   On June 13, 2000, representatives of Kohlberg, Credit Agricole Indosuez ("Indosuez"), The Prudential Insurance Company of America (the "Subordinated Agent"), SunTrust Equitable Securities and management of the Company met at the Company's headquarters for a presentation by management and tours of its Boulder and Denver facilities.

   On June 14, 2000, Kohlberg met with management of the Company and representatives of SunTrust Equitable Securities to conduct additional business and financial due diligence.

   On June 19, 2000, representatives of Kohlberg, SunTrust Equitable Securities and management of the Company met in New York to discuss the various contemplated management and shareholder arrangements following the completion of the transaction.

   On June 20, 2000, representatives of Kohlberg, Indosuez, SunTrust Equitable Securities and management of the Company held a meeting in New York to provide Indosuez with an opportunity to conduct additional business and financial due diligence. Following that meeting, Mr. Hunter and Mr. Lacovara met in Mount Kisco, New York to discuss management arrangements following the completion of the transaction.

   On June 26, 2000, management of the Company met with representatives of Kohlberg in Menlo Park, California and via video teleconferencing with Kohlberg's Mount Kisco, New York office to provide a presentation to all of Kohlberg's principals and associates.

   On June 27, 2000, representatives of Kohlberg, the Subordinated Agent and management of the Company met at the Company's headquarters to provide the Subordinated Agent with an opportunity to conduct additional business and financial due diligence.

   On June 28, 2000, the Special Committee met and was briefed by counsel and a representative of SunTrust Equitable Securities on procedures and duties concerning the current status of the Kohlberg transaction and to prepare for the meeting of the Committee with Kohlberg representatives to be held the following day. The Committee reviewed the current status of the Letter of Intent ($8.75 per share price) as well as the proposed continuing position in equity and options for management. The Committee also was apprised of a possible shortfall in EBIDTA coverage for the fiscal year. There was concern that Kohlberg would not be able to confirm the $8.75 price. Methods of bridging the gap on EBIDTA, such as reducing the stock option pool or the Kohlberg fee, was discussed. Mr. Hunter, the Company's Chief Executive Officer, joined the meeting at its invitation and apprised the Committee of his understanding as to the EBIDTA shortfall and answered questions of the Committee.

   On June 29, 2000, representatives of Kohlberg met with SunTrust Equitable Securities and the Special Committee to request a reduction in the purchase price to $8.25 per share, based on the results of the accounting due diligence conducted by Arthur Andersen LLP on Kohlberg's behalf. The Special Committee rejected this price, countering with a price of $8.50 per share.

   On June 30, 2000, Kohlberg contacted SunTrust Equitable Securities to discuss the results from their financial accountants regarding their observations of the fiscal year end numbers for the Company. Based on this information, Kohlberg stated that it would be necessary to reduce the $8.50 offer to $8.25 per share.

   On July 3, 2000, a meeting of the Board of Directors was held to discuss the latest Kohlberg position. At that meeting, options were discussed for increasing the potential proceeds to the shareholders. It was determined that the only course of action would be for the Special Committee to insist that the senior management of the Company rollover all of their outstanding stock options to reduce the amount of equity necessary for Kohlberg to invest. The economic impact to the shareholders from this requirement would be an additional ten cents to the shareholders. It was decided that Jeremy Kendall, Chairman of the Board, would approach management with the Special Committee's requirement for management rollover. Management ultimately agreed to the rollover provision.

   On July 5, 2000, Kohlberg and the Company signed an amendment to the letter agreement dated June 6, 2000, revising the purchase price to $8.35 per share and extending the term of exclusivity between Kohlberg and the Company.

   During the two weeks following July 5, 2000, Kohlberg, Indosuez and the Subordinated Agent conducted additional due diligence through information requests and telephone conversations with management.

   On July 14, 2000, the Special Committee met again by telephone. A representative of SunTrust Equitable Securities was present at the meeting. Various matters were discussed, including the status of the transaction with Kohlberg and timing of various events related to the transaction. The Committee was also briefed on the status of Kohlberg's financing and the SunTrust Equitable Securities representative described various items to be considered in determining the fairness of the transaction to the Company's shareholders (other than the Management Shareholders).

   On July 21, 2000, the Special Committee met telephonically. A representative of SunTrust Equitable Securities was present at the meeting. The Committee was briefed concerning the status of the Kohlberg transaction, especially about management issues and the status of lender meetings and a likely change in financing entities. Other alternatives with respect to a transaction were discussed at length by the Committee. The Committee was also briefed on management stock and options provisions, including the likely tax treatment of the transaction to the Management Shareholders.

   On July 21, 2000, representatives of Kohlberg introduced two additional potential financing sources to the Company, one of which met with management at the Company's headquarters for a presentation by management and a tour of its Boulder facility. The other potential new financing source participated in the presentation by telephone.

   On July 25, 2000, Kohlberg was notified by management of the Company about a reduction in its likely fiscal year 2000 EBITDA result.

   On July 26, 2000, representatives of Kohlberg and one of the proposed financing sources met with the Company's Southeast Regional Director, Tennessee State Director and Murfreesboro, Tennessee Program Manager in the Company's Murfreesboro CCS office for additional business due diligence and a facility tour.

   On July 28, 2000, the Special Committee met telephonically. A representative of SunTrust Equitable Securities was present at the meeting. The Committee was briefed concerning the status of the Kohlberg transaction, including timing, financing and management matters. The Committee also was advised about the likely reduction in fiscal year end results that had been reported to Kohlberg. Other alternatives with respect to a transaction were discussed at length by the Committee.

   On July 31, 2000, representatives of Kohlberg contacted representatives of SunTrust Equitable Securities to request a reduction in the purchase price to $8.25 per share based on the Company's likely fiscal year 2000 EBITDA results as communicated on July 25, 2000. Kohlberg indicated that the senior financing sources would not provide commitments at a price above $8.25 per share.

   On July 31, 2000, the Special Committee met telephonically. A representative of SunTrust Equitable Securities was present at the meeting. The Committee discussed extensively the proposed change in the transaction price proposed by Kohlberg as well as the status of the transaction from a financing perspective. They also discussed possible alternatives to going forward with the transaction. The Committee was apprised of the perceived ability of Kohlberg to complete the transaction, the conditions being requested by Kohlberg and the timing for completion. Following extensive discussion and questioning of the SunTrust Equitable Securities representative, the Special Committee unanimously approved the entry of an amended Letter of Intent at the $8.25 per share price proposed by Kohlberg.

   On July 31, 2000, Kohlberg and SunTrust Equitable Securities (per the authorization of the Special Committee) signed an amendment to the Letter of Intent revising the purchase price to $8.25 per share and extending the term of exclusivity between Kohlberg and the Company.

   The Company's stock closed on July 31, 2000 at $4.31.

   On August 4, 2000, the Special Committee met telephonically. A representative of SunTrust Equitable Securities was present at the meeting. The Special Committee was briefed on the status of financing and other matters concerning the Kohlberg transaction. Any possible alternatives were reviewed and the Special Committee determined that unless the situation changed, it still supported the transaction with Kohlberg.

   Between July 31, 2000 and August 10, 2000, representatives of Kohlberg, management of the Company and their respective legal advisors negotiated the Merger Agreement and the Voting Agreement.

   On August 9 and 10, 2000, the Board of Directors of the Company met and considered the final terms and conditions of the transaction with Kohlberg. The Board was briefed extensively as to all aspects of the transaction, including the proposed terms of the tender offer and follow-on merger, the expense provisions of the agreement, the break-up fee provisions of the agreement and management's interests in the transaction. Also discussed were possible alternatives to the transaction. A representative of SunTrust Equitable Securities presented its fairness opinion to the Board of Directors and the Special Committee presented its report to the Board of Directors. SunTrust Equitable Securities confirmed orally with the Board that its analysis was done for the shareholders other than the Management Shareholders. The Directors then determined that the transaction was in the best interest of the Company's unaffiliated shareholders and approved the execution of the Merger Agreement and related documents.

   On August 10, 2000, Kohlberg formed Offeror and Parent. Also on August 10, 2000, the Board of Directors of Parent approved the Merger Agreement and the Voting Agreement. On August 10, 2000, Offeror, Parent and the Company executed the Merger Agreement and Offeror, Parent and the Management Shareholders executed the Voting Agreement.

   On August 11, 2000, Parent issued a press release announcing the proposed acquisition of the Company.

   On August 18, 2000, Offeror commenced the Offer.

   On September 18, 2000, the initial Offer period was extended through October 3, 2000. Approximately 93% of the outstanding common stock of the Company had been tendered as of 12:00 Midnight on September 15, 2000.

Reasons for Recommendation.

   The Board of Directors, in approving the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, is recommending that the Company's shareholders tender their shares pursuant to the Offer. The Special Committee, in its recommendation to the Board of Directors, and the Board of Directors in its recommendation to the Company's shareholders considered a variety of factors including, but not limited to, the following:

   1. The opinion of the Company's financial advisor, SunTrust Equitable Securities, that based upon and subject to the assumptions and qualifications stated in its opinion, the $8.25 per share to be paid to the shareholders of the Company in the Offer and the Merger is fair, from a financial point of view, to the shareholders of the Company other than the Management Shareholders, and the report and analysis presented to the Board of Directors in connection with the SunTrust Equitable Securities' opinion. The full text of SunTrust Equitable Securities' written opinion, dated August 9, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by SunTrust Equitable Securities attached to the Schedule 14D-9 as Annex A and is incorporated herein by reference. Shareholders are urged to read the opinion of SunTrust Equitable Securities in its entirety.

   2. The presentation of SunTrust Equitable Securities that included various valuation analyses of the Company, described below under "Opinion of Financial Advisor."

   3. The fact that the $8.25 per share price represents a premium of 91% over the closing sale price of $4.313 on July 31, 2000, the day Offeror, Parent and the Company agreed to the $8.25 Offer price, and a multiple of 1.37X the Company's net book value per share as of June 30, 2000, and a multiple of 1.79X the Company's net tangible book value per share as of June 30, 2000.

   4. The Board of Directors' and Special Committee's familiarity with the Company's business, financial condition, results of operations, current business strategy and prospects.

   5. The fact that since initiation of the efforts by the Company to seek a transaction in January 2000, no party other than Kohlberg has made a bona fide offer for a business combination with the Company.

   6. The Company's prospects if it were to remain independent, and the risks and benefits inherent in remaining independent.

   7. The possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's shareholders other than the Management Shareholders, of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives.

   8. The fact that the consideration and other terms of the Merger Agreement resulted from arms-length negotiations among Offeror, Parent and the Company, and the Special Committee's and the Board of Directors' belief that $8.25 per share represented the highest per share consideration that could be negotiated with Offeror and Parent.

   9. The possibility that if a transaction with the Management Shareholders, Parent and the Offeror were not negotiated and the Company remained a publicly owned corporation, a decline in the market price of the shares or the stock market in general could occur and the price ultimately received by the holders of the shares in the open market or in the future transaction might be less than the $8.25 per share included in the Offer and the Merger.

    10. The fact that the Offer is for 100% of the Company's Common Stock and is conditioned upon there being validly tendered and not withdrawn prior to the expiration date of the Offer, at least 90% of the outstanding shares.

    11. The fact that the Offer and the Merger provide for a prompt tender offer for all shares to be followed by a second-step merger at the same consideration, thereby enabling the Company's shareholders to obtain the benefits of the transaction at the earliest possible time.

    12. The financial ability of Offeror and Parent to consummate the Offer and the Merger. In this regard, the Board of Directors noted that Offeror and Parent had received executed commitment letters from financial institutions providing for all financing necessary to purchase the shares and to pay all transaction fees in connection with the Offer and the Merger.

    13. The fact that the Merger Agreement permits the Company to furnish information to and participate in negotiations with third parties in response to an unsolicited acquisition proposal if a majority of the Board of Directors
(a) reasonably determines in good faith, after consultation with an independent, nationally recognized investment bank, that taking such action would be reasonably likely to lead to the delivery to the Company of a superior proposal and (b) determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to take such actions in order to comply with its fiduciary duties under applicable law.

    14. The fact that the Board of Directors is permitted to terminate the Merger Agreement if prior to the purchase of shares pursuant to the Offer, a superior proposal is received by the Company and the Board of Directors reasonably determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to terminate the Merger Agreement and enter into a new agreement to effect the superior proposal in order to comply with its fiduciary duties under applicable law.

    15. The terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

   The foregoing discussion of the information and factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Special Committee and the Board of Directors.

   As part of its analysis the Special Committee also considered the alternative of causing the Company to remain as a public company. The Special Committee considered the Company's limitations as a public company as discussed above, including its limited financial resources. The Special Committee believed that an improvement in these factors affecting the Company's prospects was not likely in the immediate future. Although the Merger will allow only the Management Shareholders to participate in the Company's future growth, if any, the Special Committee concluded that this potential benefit of remaining public was outweighed by the risks and uncertainties associated with the Company's future prospects. The Special Committee also concluded that obtaining a substantial cash premium for the Shares now was preferable to preserving for the shareholders (other than the Management Shareholders) of such shares an opportunity to have a speculative future return.

   The Special Committee and the Board of Directors also considered the actual and potential conflicts of interest described above in Item 3. In view of the wide variety of factors considered in connection with their review of the Offer, the Special Committee and the Board found it impractical to, and therefore did not, quantify or otherwise assign relative weights to the specific factors it considered in reaching its conclusion and recommendation. Rather, the Special Committee and the Board of Directors viewed their positions and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Special Committee and the Board of Directors assigned different weights to the various factors described above.

Opinion of Financial Advisor.

   In connection with the Offer, the Company engaged SunTrust Equitable Securities to provide an opinion as to the fairness, from a financial point of view, of the Offer Price to the Board of Directors. SunTrust Equitable Securities is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected SunTrust Equitable Securities to render a fairness opinion on the basis of its experience and expertise in transactions similar to the Merger and its reputation and experience in the corrections industry.

   Pursuant to the Company's engagement with SunTrust Equitable Securities, SunTrust Equitable Securities assisted in locating a buyer for the Company's Correctional Information Systems business, which was sold in April 1999. SunTrust Equitable Securities received a fee of $250,000 plus expenses of $39,000 for this transaction.

   SunTrust Equitable Securities has no material relationships with the Company, Parent, Offeror, Kohlberg or their respective affiliates, except as described herein. SunTrust Banks, Inc., SunTrust Equitable Securities' parent company, may have lending relationships with companies in which Parent and Offeror have investments. In the ordinary course of business, SunTrust Equitable Securities or SunTrust Banks, Inc., may solicit companies in which Parent, Offeror or Kohlberg have investments and may provide advisory or other services to those companies.

   At the August 9, 2000 meeting of the Board of Directors, SunTrust Equitable Securities delivered its oral opinion (as subsequently confirmed in writing as of that date) that, as of that date, and based upon and subject to the limitations, assumptions and qualifications stated in the opinion, the Offer Price to be paid in the Offer and the Merger to the holders of the Company Common Stock is fair, from a financial point of view, to such holders of the Company Common Stock. SunTrust Equitable Securities has orally confirmed to the Company that its opinion applies to, and it performed its analysis with respect to, the shareholders of the Company other than the Management Shareholders. No limitations were imposed by the Board of Directors upon SunTrust Equitable Securities related to the investigations made or the procedures followed by it in rendering its opinion (the "SunTrust Equitable Securities Opinion").

   The full text of the SunTrust Equitable Securities Opinion, which states the assumptions made, matters considered and limitations of review by SunTrust Equitable Securities, is attached to the Schedule 14D-9 as Annex A and is incorporated herein by reference. The opinion should be read carefully and in its entirety in connection with this Schedule 14D-9. A copy of the materials presented to the Board at its meeting on August 9 and 10, 2000 is filed as Exhibit (c)(2) to the Schedule 13E-3 filed by the Company and the Management Shareholders on September 19, 2000. The following summary of the SunTrust Equitable Securities Opinion is qualified by the full text of the SunTrust Equitable Securities Opinion. The SunTrust Equitable Securities Opinion is not a recommendation to any shareholder of the Company as to whether any shareholder should tender his or her shares.

   In connection with its opinion, SunTrust Equitable Securities, among other things:

  . reviewed publicly available financial and other financial information, reports, forecasts and other internal information that were provided to SunTrust Equitable Securities by or on behalf of the Company;

  .  reviewed the Merger Agreement;

  . compared financial positions and operating results of the Company to other companies in the corrections industry;

  . considered, to the extent available, the financial terms of other similar transactions recently effected which it believed to be comparable to the Offer;

  . reviewed and discussed the historical and current operations of the Company, its financial condition and prospects with management and representatives of the Company; and

  . conducted other financial studies, analyses and investigations and reviewed other information and factors as it found appropriate for purposes of the SunTrust Equitable Securities Opinion.

   In connection with its review, SunTrust Equitable Securities did not independently verify and relied on the accuracy and completeness in all material respects of all of the financial and other information and data publicly available or furnished to or otherwise reviewed by it. SunTrust Equitable Securities assumed for purposes of the SunTrust Equitable Securities Opinion that the Company's financial forecasts were reasonably prepared on bases reflecting the best available estimates at the time of preparation as to the future financial performance of the Company and good faith judgments of the management of the Company. SunTrust Equitable Securities did not express an opinion related to the forecasts or the assumptions on which they were based. SunTrust Equitable Securities also assumed that there were no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to SunTrust Equitable Securities. SunTrust Equitable Securities relied on advice of counsel to the Company as to all legal matters related to the Company, the Offer, the Merger and the Merger Agreement. SunTrust Equitable Securities has assumed that the Offer and the Merger will be completed in a manner that complies in all respects with the applicable provisions of the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, SunTrust Equitable Securities did not assume responsibility for making an independent evaluation, appraisal or physical inspection of the assets or liabilities (contingent or otherwise) of the Company and was not furnished with any appraisals. Finally the SunTrust Equitable Securities Opinion was based on economic, monetary, market and other conditions as they existed and could be evaluated on the date of the SunTrust Equitable Securities Opinion and did not address the fairness of the Offer Price as of any other date. Where the following analyses present information regarding the multiples implied by the Offer Price, the Offer Price has been valued for purposes of analysis at $8.25 per Share.

   The following is a summary of material financial analyses performed by SunTrust Equitable Securities in connection with the SunTrust Equitable Securities Opinion.

ANALYSIS OF PREMIUMS PAID

   SunTrust Equitable Securities performed an analysis comparing the revised Offer Price with the closing stock price the day before the original transaction announcement. SunTrust Equitable Securities viewed this analysis as supporting fairness since the implied premium was above the range of premiums in similar transactions.

   SunTrust Equitable Securities reviewed the acquisition premiums paid for selected public companies over the market price of a certain number of days prior to the announcement of a transaction. For the group, consisting of 43 completed transactions having a transaction value of between $25 million and $250 million, the average jpremium paid in the transaction over the acquired company's stock price one day, one week, four weeks and one year prior to the announcement of the transaction is presented in the table below.

                                                      Premium Prior to
                                                        Announcement
                                                 ------------------------------
                                                 1 Day  1 Week  4 Weeks  1 Year
                                                 -----  ------  -------  ------
   Average Premium..............................  28.0%   30.2%    38.8%   44.3%
   BI Inc. Premium..............................  78.4%  103.1%    63.0%    3.9%

COMPARABLE COMPANIES ANALYSIS

   SunTrust Equitable Securities analyzed publicly-traded corrections/treatment companies. The group consisted of America Service Group, Avalon Correctional Services, Children's Comprehensive Services, Cornell Companies, Correctional Services Corporation, Ramsay Youth Services, Res-Care and Wackenhut Corrections Corporation. The table below presents, for the companies, the average and median multiples of total market capitalization to the latest twelve months' ("LTM") revenue, LTM EBITDA and LTM earnings before interest and taxes ("EBIT"). The multiples are compared to the multiples for the Company implied by the Offer Price.

CORRECTIONS / TREATMENT COMPANIES

                                                                 BI Incorporated
                                                  Average Median Offer Multiples
                                                  ------- ------ ---------------
MULTIPLE OF:
------------
LTM Revenues.....................................  0.7x    0.4x       1.1x
LTM EBITDA.......................................  5.4x    5.6x        6.8x
LTM EBIT.........................................  7.5x    7.8x       20.6x

   SunTrust Equitable Securities judged this analysis as supporting fairness since the valuation multiples implied by the Offer Price were greater than the range of the valuation multiples of comparable companies. No company or transaction used in the above analysis is identical to the Company or the Offer. Accordingly, an analysis of the results of the above involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Offer are being compared. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable company data.

COMPARABLE TRANSACTIONS ANALYSIS

   SunTrust Equitable Securities developed a list of 41 merger and acquisition transactions involving selected corrections/treatment companies and compared transaction value as a multiple of revenue, gross profit and EBITDA for these transactions to the transaction value multiples for the Company. SunTrust Equitable Securities examined this group of completed transactions in the corrections/treatment industry from February 1993 to the present. The average (excluding high and low) and median multiples paid for these transactions are presented in the table below.

                                         Average                 BI Incorporated
                                 (excluding high and low) Median Offer Multiples
                                 ------------------------ ------ ---------------
Revenues........................          1.1x             0.8x       1.1x
EBITDA..........................          9.1x             6.0x       6.8x

   No company or transaction used in the above analysis is identical to the Company or the Offer. Accordingly, an analysis of the results of the above involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Offer are being compared. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable transaction data. SunTrust Equitable Securities judged this analysis as supporting fairness since the valuation multiples implied by the transaction value were within the range of the valuation multiples of comparable transactions.

   The companies in the comparable companies analysis and comparable transaction analysis were selected because their products, customers or strategy were similar to that of the Company. However, none of the companies operate solely in the segments that the Company does and none serve the same customer base.

DISCOUNTED CASH FLOW ANALYSIS

   Using certain projected financial information supplied by the Company for both a Management Case and a Sensitivity Case for calendar years 2001 to 2005, SunTrust Equitable Securities calculated the net present value of free cash flows of the Company through 2005 using discount rates ranging from 9.3% to 11.3%. SunTrust Equitable Securities' estimate of the appropriate discount rate was based on the estimated weighted average cost of capital for comparable corrections/treatment companies. SunTrust Equitable Securities also calculated the terminal value of the Company in the year 2005 based on multiples of 2005 EBITDA ranging from 3.0x to 7.0x and discounted these terminal values using the assumed range of discount rates. This analysis indicated a range of per share values under both scenarios indicated in the table below.

                                                                    Low   High
                                                                   ----- ------
Management Case Implied Equity Value Per Share.................... $6.76 $17.42
Sensitivity Case Implied Equity Value Per Share................... $4.07 $12.21

   Inherent in any discounted cash flow valuation are the use of a number of assumptions, including the accuracy of projections, and the subjective determination of an appropriate terminal value and discount rate to apply to the projected cash flows of the entity under examination. Variations in any of these assumptions or judgments could significantly alter the results of a discounted cash flow analysis. SunTrust Equitable Securities judged this analysis as supporting fairness since the transaction value was within the range of values generated by this analysis.

LEVERAGED BUYOUT ANALYSIS

   SunTrust Equitable Securities applied a leveraged buyout analysis to the projected financial information supplied by the Company for calendar years 2001 to 2005 to calculate the rate of return the Investor Group would receive in a leveraged transaction. SunTrust Equitable Securities utilized the capital structure assumed by the Investor Group. The analysis assumes that the business is sold at the end of a five-year time period at a value, the "exit valuation," equal to 6.0x to 7.0x EBITDA. The range of exit valuation multiples approximates the valuation implied by the Offer Price in this transaction. This analysis suggested that the equity provided by the Investor Group would receive an internal rate of return shown in the table below.

                                                              Assumed Exit
                                                           Valuation Multiple
                                                           --------------------
                                                             6.0X       7.0X
                                                           ---------    ----
Implied Internal Rate of Return...........................      32.1%      36.8%

   Inherent in any leveraged buyout analysis are the use of a number of assumptions, including the accuracy of projections, the appropriate capital structure and the exit multiple used in the analysis. Variations in any of these assumptions or judgments could significantly alter the results of a leveraged buyout analysis. SunTrust Equitable Securities judged this analysis as supporting fairness because the returns implied by the transaction value are consistent with the returns that in SunTrust Equitable Securities' experience are expected by equity investors in leveraged transactions of this type.

   The above summary does not purport to be a complete description of the presentation by SunTrust Equitable Securities to the Board of Directors or the analyses performed by SunTrust Equitable Securities. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. SunTrust Equitable Securities believes that the analyses and the above summary must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all of the analyses and factors, would create an incomplete or misleading view of the evaluation process underlying its opinion. In addition, SunTrust Equitable Securities may have given various analyses more or less emphasis than other analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be SunTrust Equitable Securities' view of the actual value of the Company.

   In performing its analyses, SunTrust Equitable Securities made numerous assumptions related to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by SunTrust Equitable Securities are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by the analyses. The analyses were prepared solely as part of SunTrust Equitable Securities' analysis of the fairness of the Offer Price in connection with the delivery of the SunTrust Equitable Securities Opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. SunTrust Equitable Securities used in its analyses various projections of future performance prepared by the management of the Company (a summary of such projections is set forth in "Certain Information Concerning the Company--Certain Company Projections" in the Offer to Purchase, which is incorporated herein by reference). The projections are based on numerous variables and assumptions, which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those in the projections.

   SunTrust Equitable Securities was engaged by the Company to render its fairness opinion as provided by an engagement letter dated November 25, 1998. Under the terms of the engagement letter, the Company agreed to pay

   .  a valuation fee of $50,000;

   .  a retainer fee of $50,000;

   . an additional fee of $150,000 following the delivery of its oral opinion to the Board of Directors; and

   . a financial advisory fee of one and one-quarter percent (1.25%) of the aggregate consideration on a sale transaction (approximately $1.0 million).

   The Company has also agreed to reimburse SunTrust Equitable Securities for its reasonable out-of-pocket expenses. The Company has paid $100,000 to date in fees to SunTrust Equitable Securities. SunTrust Equitable Securities expects to receive $1,250,000 for services rendered and an additional $85,000 in expenses. Under a separate letter agreement, the Company has agreed to indemnify SunTrust Equitable Securities, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws. In the ordinary course of its business, SunTrust Equitable Securities actively trades securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in the securities.

   A copy of the fairness opinion from SunTrust Equitable Securities will be made available at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative thereof who has been so designated in writing.

Reasons for Rejection of Alternatives.

   The Board rejected the alternatives to sale of the Company described in the foregoing discussion for the following reasons:

   Acquisitions were rejected because the Company's cash position was not strong enough to finance significant transactions. Additionally, the Company's common stock was trading at levels where such acquisitions in stock transactions would be dilutive (not accretive) to the Company's shareholders. The Company did close in July 2000, an acquisition of a CCS company in a transaction that began in 1999, financed entirely by debt (the "Intervention Transaction").

   Raising additional financing was rejected because the market valuations for the Company and other public companies in the corrections industry deteriorated so significantly that such equity financing, even if able to be accomplished, would be highly dilutive to the Company's existing shareholders. The Company did complete the Intervention Transaction raising debt financing to the maximum level the Board felt advisable for the Company's balance sheet, taking into consideration the interests of the Company's public shareholders (other than the Management Shareholders).

   The Company did seek the interest of potential industry partners but received no bona fide offers.

Benefits and Detriments of the Offer and Merger to the Company and the Company's Shareholders.

Benefits and Detriments to the Company

   The Company believes that the Offer and Merger will have the following benefits to the Company:

  . By becoming a private company (which will be a result of the Merger), the Company's management will be able to react with greater speed and flexibility to changing conditions and opportunities, increasing the operating flexibility of the Company.

  . By becoming a private company, the Company's management will be able to make decisions based on long-term business interests without the necessary consideration of the possible adverse short-term effect of such decisions upon the market price of the Company's common stock and without the constraint of the public market's emphasis on quarterly earnings.

  . By becoming a private company, the operational and administrative costs associated with the Company's status as a public reporting company will be eliminated.

  . Following the Offer and Merger, the Company will have access to the financial and other resources of Parent, which may facilitate the Company's further growth.

   The detriments to the Company, as a surviving company at the completion of the merger, are:

  . The Company will be required to make a significant cash outlay to complete the Offer and the Merger and incur a significant level of indebtedness in connection with the transaction, which will require the Company to dedicate a substantial portion of its cash flow from operations to make payments on the debt, thereby reducing cash flow available for general corporate purposes, including capital expenditures and acquisitions.

  . The Company will be unable to use publicly traded securities as acquisition capital.

  . The Company will be unable to grant options to its employees exercisable for publicly traded securities.

Benefits and Detriments to the Company's Shareholders

   The Company believes the transaction will result in the following benefits to its shareholders (other than the Management Shareholders):

  . The shareholders will realize the value of their investment in the Company in cash at a price which represents a substantial premium to the market price for the Company's common stock before the announcement of the Merger Agreement. The Merger consideration of $8.25 per share represents an approximately 78% premium over the $4.63 per share closing price on August 10, 2000, the last full day of trading before the Merger agreement was announced.

  . The risk of any possible decline in the value of the shareholders investment in the Company will be eliminated.

  . The shareholders will not pay the commissions on brokerage fees they would have incurred in connection with the sale of their Company common stock.

   The Company believes that the detriments to the shareholders of the Company (other than the Management Shareholders) of the transaction are:

  . The shareholders will cease to have any ownership in the Company and will cease to participate in the Company's future earnings or growth, if any, or benefit from increases, if any, in the Company's value.

   The shareholders will recognize capital gain as a result of the merger. Reference is made to the Offer to Purchase under the caption "Certain Income Tax Consequences."

Benefits and Detriments to Parent and the Management Shareholders

   The Company believes that the Merger will result in the following benefits to Parent and the Management Shareholders:

  . They will have the opportunity to participate in the Company's future earnings and growth through their equity stakes in the Parent.

  . All shares of Common Stock that Management Shareholders own will be converted into the Merger consideration on the same basis as the other shareholders.

   Each of the Management Shareholders will have the benefits of the severance rights adopted for the surviving company. (See Offer to Purchase, "The Transaction Documents--Separation Policy.")

   As part of the Merger, the vesting of options to acquire shares of the Company's Common Stock under the Company's stock option plans will be accelerated for the Management Shareholders, along with certain other options of other optionholders, and they will be entitled to receive, for certain of their option shares, the difference between $8.25 and the per-share exercise price of the option, regardless of whether the option was fully vested.

   Two of the Management Shareholders will be entitled post-Merger to purchase an aggregate of 79,190 shares (0.31% of the fully diluted equity of Parent) of Parent's stock for $1.50 per share, the transaction investment cost for Company equity for Parent. All of the Management Shareholders in the aggregate will hold fully vested options to purchase common stock in the Parent for 374,868 shares (1.44% of the fully diluted equity of Parent), with an exercise price of $.01 per share. Those grants were determined based on the transaction value inherent in existing Company options ($8.25 less the exercise prices of certain existing Company options of Management Shareholders which become fully vested at the Merger and under an agreement between Management Shareholders and Parent, do not have to be exercised or cashed out), divided by $1.50 per share, which is the per share price that the other shareholders of Parent will be paying for shares in Parent. In effect, each Management Shareholder has agreed to commit the transaction value of the options held by them to purchase shares of Parent at such time as they choose to exercise such options. Additionally, Management Shareholders will receive in the aggregate options to purchase 2,122,000 shares (8.19% of the fully diluted equity of Parent) of common stock of Parent at an exercise price of $1.50 per share, with certain performance-based vesting over three years (out of a total option pool available for all employees of 2,765,000 shares).

   The Company believes that the detriments to Parent and the Management Shareholders upon completion of the Merger will be that they will bear the risk of any decrease in the future value of the equity of the Company after the Merger, which risk is enhanced by the increased debt assumed by the Company pursuant to the financing of the Offer and Merger.

Intent to Tender.

   To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates intend to tender all shares held of record or beneficially by them pursuant to the Offer (other than shares issuable on the exercise of options and shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act), subject to and consistent with any fiduciary obligations of such persons.

Item 8. Additional Information.

   Item 8 is hereby amended and supplemented by adding the following section:

Available Information

   The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition, and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements, and other information should be available for inspection at the Commission's Public Reference Room, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies should be obtainable upon payment of the Commission's customary charges by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material should also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

   Item 8 is hereby amended and supplemented by replacing the section entitled "Certain Legal Proceedings" in its entirety with the following:

Certain Legal Proceedings

   On August 14, 2000, the next business day after the Offer was announced, M. Dean Briggs, a purported shareholder of the Company, instituted an action in the District Court, County of Boulder, Colorado (the "Complaint"), against the Company and David J. Hunter, William E. Coleman, Mckinley C. Edwards, Jr., Beverly J. Haddon, Jeremy N. Kendall, Perry M. Johnson, Barry J. Nidorf and Byam K. Stevens, Jr., all of whom are directors of the Company. Messrs. Hunter and Edwards are also officers of the Company. The Company was served, through its registered agent, with a copy of the Summons and Complaint on August 21, 2000. The Complaint states that the action is brought as a class action on behalf of the holders of the Company's common stock (the "Class") against the Company, its directors and certain officers, claiming that the defendants "individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in the Company by having the Company enter into the Merger Agreement. Plaintiff Briggs claims that the "merger consideration to be paid to Class members is unconscionable, unfair and grossly inadequate." The suit seeks, among other things, an injunction against the defendants from consummating the Merger, rescission of the Merger Agreement, damages, and attorneys' fees.

   The Company intends to defend the lawsuit vigorously and believes it is without merit. The above description of the lawsuit is qualified in its entirety by the Complaint, a copy of which is filed as Exhibit (e)(10), and incorporated herein by reference. The Company filed a motion for extension of time in which to answer or otherwise respond to the Complaint until October 2, 2000, which was granted by the Court on September 13, 2000. Copies of the motion and order are filed as Exhibits (e)(12) and (e)(13) to this Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

   The following exhibit list restates all exhibits to the Schedule 14D-9 and amends the exhibit list by adding Exhibits (a)(6), (a)(7), (a)(8), (c)(2),
(e)(12) and (e)(13) and renumbering Exhibit (e)(6) to Exhibit (c)(1):

 Exhibit
   No.                                 Description
 -------                               -----------
 (a)(1)  Offer to Purchase dated August 18, 2000 (incorporated by reference to
         Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Offeror on
         August 18, 2000).

 (a)(2)  Form of Letter of Transmittal (incorporated by reference to Exhibit
         (a)(1)(B) to the Schedule TO filed by Parent and Offeror on August 18,
         2000).

 (a)(3) Letter from the Chairman of the Company to the Company's shareholders dated August 18, 2000.*

 (a)(4) Press Release issued by the Company on August 11, 2000 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9-C filed August 11,
         2000).

 (a)(5)  Form of Letter to Clients from Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees (incorporated by reference to
         Exhibit (a)(1)(E) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (a)(6) Letter from the Chairman of the Company to the Company's shareholders dated September 19, 2000 (filed herewith).

 (a)(7) Press Release issued by Offeror and Parent on September 18, 2000, announcing the extension of the tender offer to October 3, 2000
         (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO/A filed by Parent and Offeror on September 19, 2000).

 (a)(8)  Supplement to Offer to Purchase (incorporated by reference to Exhibit
         (a)(1)(J) to the Schedule TO/A filed by Parent and Offeror on September 19, 2000).

 (c)(1)  Opinion of SunTrust Equitable Securities dated August 9, 2000
         (incorporated by reference to Annex A of the Schedule 14D-9 filed by the Company on August 18, 2000).

 (c)(2)  Presentation of SunTrust Equitable Securities to the Board of
         Directors of BI Incorporated as of August 9, 2000 (incorporated by reference to Exhibit (c)(2) filed with the Company's Schedule 13E-3 on September 19, 2000).

 (e)(1)  Agreement and Plan of Merger dated as of August 10, 2000 among Parent,
         Offeror and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(2)  Pages 1-16 of the Company's Annual Meeting Proxy Statement filed on
         September 27, 1999 (incorporated by reference from the filing made as of such date; SEC File No. 000-12410).

 (e)(3)  Pages 7-8 of the Company's Annual Report on Form 10-K filed on
         September 27, 1999 (incorporated by reference from the filing made as of such date; SEC File No. 000-12410).

 (e)(4) Form of side letter, to be entered into in substantially same form at or prior to the consummation of the Merger among Offeror, Parent and certain shareholders of the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(5)  Stock Voting and Tender Agreement dated as of August 10, 2000, among
         Offeror, Parent and certain shareholders of the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(6) Form of Separation Policy, to be entered into in substantially same form at or prior to the consummation of the Merger (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(7)  Confidentiality Agreement between Kohlberg & Co., L.L.C. and the
         Company, dated as of January 21, 2000 (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Parent and Offeror on August 18, 2000).


 Exhibit
   No.                                 Description
 -------                               -----------
 (e)(8)  Amended and Restated Rights Plan dated December 1, 1999, as amended
         August 9, 2000.*

 (e)(9) Form of Stockholders' Agreement for KBII Holdings, Inc., to be entered into in substantially same form at or prior to the consummation of the Merger (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Parent and Offeror on August 18, 2000).

 (e)(10) Summons and Complaint of M. Dean Briggs, dated August 14, 2000, against BI Incorporated, et. al. **

 (e)(11) Memorandum to BI Employees dated August 24, 2000. ***

 (e)(12) Motion for Extension of Time in Which to Answer or Otherwise Move of
         BI Incorporated, dated September 1, 2000, in response to Complaint
         (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO/A filed by Parent and Offeror on September 11, 2000).

 (e)(13) Order dated September 13, 2000, granting Motion for Extension of Time in Which to Answer or Otherwise Move of BI Incorporated (filed herewith).

--------
  * filed as the like-numbered exhibit to the Schedule 14D-9 filed by the Company on August 18, 2000.

 ** filed as the like-numbered exhibit to Amendment No. 1 to the Schedule 14D-9 filed by the Company on August 23, 2000.

*** filed as the like-numbered exhibit to Amendment No. 2 to the Schedule 14D-9 filed by the Company on August 25, 2000.

   Materials not being delivered by the Offeror or the Company, but which are listed as "filed" with this Schedule 14D-9, may be obtained at various Commission reference facilities and by accessing the Commission's website on the Internet at http://www.sec.gov.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2000

                                           BI INCORPORATED

                                           By: /s/ David J. Hunter
                                              David J. Hunter, President

                                                                        ANNEX B

                                BI INCORPORATED
                               ----------------

         Supplement to Information Statement Pursuant to Section 14(f)
                  of the Securities Exchange Act of 1934 and
                             Rule 14F-1 Thereunder
                               ----------------

   This Supplement to the Information Statement Pursuant to Section 14(f) amends and supplements the Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and Rule 14F-1 Thereunder originally filed as Annex B to the Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 18, 2000, by BI Incorporated, a Colorado corporation relating to a proposed tender offer for all of the outstanding shares of common stock of BI Incorporated and a proposed merger of BI Incorporated with and into KBII Acquisition Company, Inc.

  The Date of this Supplement to Information Statement is September 19, 2000.

   The section entitled "INFORMATION CONCERNING CURRENT DIRECTORS, OFFICERS AND DIRECTOR DESIGNEES" is hereby amended and supplemented by replacing it in its entirety with the following:

   INFORMATION CONCERNING CURRENT DIRECTORS, OFFICERS AND DIRECTOR DESIGNEES

   The following sets forth the name, age as of August 10, 2000, the year each became a director, current principal occupation or employment, five-year employment history and addresses of such occupations or employment for the eight members currently serving on the Board.

                                                                     Director
                                                                 Age  Since
                                                                 --- --------
William E. Coleman is Chairman of Colorado Venture Management,
 a venture capital firm, and Chairman of Colorado Energy
 Management, developers of cogeneration projects. Both Colorado
 Venture Management and Colorado Energy Management are located at 4845 Pearl East Circle, Boulder, Colorado 80301. Dr.
 Coleman has been Vice Chairman of the Board of the Company
 since November 1992...........................................   66   1984

Mckinley C. Edwards, Jr. has been Executive Vice President and
 Chief Operating Officer since November 1996. He joined the
 Company in November 1983 as Manufacturing Manager, was elected
 Vice President of Manufacturing in November 1984, promoted to
 Executive Vice President of Operations in April 1985 and was
 elected as Treasurer and Secretary in June 1986...............   58   1990

Beverly J. Haddon is currently President of The Haddon Firm, which is engaged in business consulting and government
 lobbying. Prior to forming The Haddon Firm, Ms. Haddon was a
 Partner at CRL Associates, a business consulting and
 government lobbying firm, since April 1993. The Haddon Firm and CRL Associates are located at 1625 Broadway, Suite 2450,
 Denver, Colorado 80202. Prior to this date, she held various positions over 28 years with Norwest Bank, her latest being
 Executive Vice President from June 1991 through May 1992......   58   1994

David J. Hunter joined the Company in June 1981 and served as
 Operations Manager and Vice President of Operations from
 January 1982 to July 1982, Vice President and Chief Operating
 Officer from July 1982 to April 1985, and as President and
 Chief Executive Officer from April 1985 to the present........   55   1982

Jeremy N. Kendall has been Chairman and Chief Executive Officer of Stake Technology, Ltd., a company which has developed a
 process for converting biomass into chemicals and pulp, since
 June 1983. Mr. Kendall is also Chairman of JEMTEC, Inc., an independent distributor of certain of the Company's products.
 He is Director of Environmental Reclamation Inc., a company which specializes in environmental cleanups of old mining
 sites, Chairman of Easton Minerals, a mineral exploration
 company and Chairman of Logicsys, Inc., a service provider and wireless internet business. Stake Technology, Ltd., JEMTEC,
 Inc. and Eastern Minerals have their principal offices at 2838
 Highway 7, Norval, Ontario, LOP1KO Canada. Logicsys, Inc. has
 its principal office at 977 Pantera Drive, Mississauga,
 Ontario L4W2T4 and Environmental Reclamation Inc. is located at Toronto, Canada. Mr. Kendall has been Chairman of the Board
 since November 1992...........................................   60   1981


                                                                   Director
                                                               Age  Since
                                                               --- --------
Perry M. Johnson has served as a corrections consultant since
 April 1988 with Johnson, Kime & Associates, located at 3680
 Bayou Place, Holt, MI 48842. He consults in the areas of
 prison overcrowding, implementation of house arrest and
 halfway house programs and development of offender
 classification systems. Since January 1982 he has been
 Adjunct Professor for the School of Criminal Justice at
 Michigan State University. Prior to April 1988, Mr. Johnson
 was Deputy Director, Bureau of Field Services; Director,
 Michigan Department of Corrections; Warden, State Prison of
 Southern Michigan and Deputy Director, Bureau of Correctional
 Facilities...................................................  69   1994

Barry J. Nidorf has served as a Corrections Consultant since
 March 1997. Mr. Nidorf's consultancy business is located at
 17250 Braxton Street, Granada Hills, California 91344. Prior
 to this date, he held various positions, over 32 years with the Los Angeles County Probation Department in Los Angeles,
 California, his latest being Chief Probation Officer from
 June 1984 to March 1997......................................  59   1996

Byam K. Stevens, Jr. has served as a security analyst and
 portfolio manager for the stock brokerage firm of H.G.
 Wellington & Co., Inc. since March 1986. H.G. Wellington &
 Co., Inc. is located at 14 Wall Street, New York, New York
 10005. From January 1973 to that time, he served in the same capacities for Stillman, Maynard & Co. until the two firms
 merged.......................................................  69   1989

Information Concerning Director Designees

   The following sets forth the name, age as of August 10, 2000, current principal occupation or employment and five year employment history for the two persons who have been designated by KBII to assume directorships upon the purchase of at least 90% of the outstanding shares of BI Common Stock in the tender offer and the consummation of a merger between BI and KBII. This information was provided by KBII.

   James A. Kohlberg is President of KBII Acquisition Company, Inc. and KBII Holdings, Inc., Managing Member of KBII Management, LLC (General Partner of KBII Acquisition Company, L.P., the controlling shareholder of KBII Holdings, Inc.). Mr. Kohlberg has been a principal of Kohlberg & Co., L.L.C. for more than the past five years.

   Christopher Lacovara is Secretary of KBII Acquisition Company, Inc. and KBII Holdings, Inc., and Secretary of KBII Management, LLC. Mr. Lacovara has been an associate with and/or principal of Kohlberg & Co., L.L.C. for more than the past five years.

Current Director Compensation

   Each non-employee director was granted, on July 1, 2000, an option pursuant to the 1999 Stock Option Plan to purchase 4,500 shares of the Company's common stock at the closing price on the date prior to the grant date for service in fiscal 2000. Non-employee directors received $2,500 for each Board of Directors meeting attended during the fiscal year. Non-employee directors who are members of the Audit, Nomination and Compensation Committees received $250 for each meeting attended during the fiscal year as stated below. On November 16, 1999, each re-elected non-employee director received $7,500.

   In the event of retirement, directors, other than those who have been found in a legal proceeding to have violated their duties to the Company, are entitled to a one-time payment of $1,000 per year for service on the Board upon their retirement. Service of more than one fiscal quarter of a year is deemed service for that year. Any compensation shall be paid with the final check delivered to the retiring Director for accrued Director's fees.

Committees, Attendance, Nominations for Fiscal 2000

   The Company has standing Audit, Nomination and Compensation Committees. The Company's Audit Committee during fiscal 2000 was comprised of Messrs. Coleman, Hunter, Johnson, Nidorf and Stevens. This Committee recommends engagement of the Company's independent accountants, approves services performed by such accountants, and reviews and evaluates the Company's accounting system of internal controls. The Audit Committee met 3 times during fiscal year 2000. During fiscal 2000, the Compensation Committee consisted of Messrs. Edwards and Hunter (non-voting members), Kendall, Stevens and Ms. Haddon. This Committee approves salaries and other compensation arrangements for the executive officers of the Company. This Committee also approves option grants to eligible employees under the Company's stock option plans. The Compensation Committee met seven times during fiscal 2000. The Nomination Committee consisting of Messrs. Hunter, Coleman, Kendall and Johnson did not meet in fiscal 2000. This committee was formed to develop the composition and participation guidelines of the Board of Directors. The Company's Board of Directors met eight times during fiscal 2000. Each Director participated by personally attending during fiscal 2000 over 75% of both the Board of Directors meetings and meetings of committees of which he or she was a member.

Information Concerning Current Officers

   The following table sets forth certain information with respect to the current executive officers of the Company.

   At August 15, 2000 the executive officers of the Company were as follows:

          Name            Age Position
          ----            --- --------
David J. Hunter            55 President and Chief Executive Officer
Mckinley C. Edwards, Jr.   58 Executive Vice President and Chief Operating Officer, Secretary and Treasurer
Jacqueline A. Chamberlin   45 Vice President of Finance and Chief Financial Officer
Steven P. Merrefield       51 Executive Vice President
Jonathan M. Hinebauch      59 Vice President, Business Development

   All executive officers serve at the discretion of the Board of Directors.

   David J. Hunter's biography is set forth above.

   Mckinley C. Edwards' biography is set forth above.

   Jacqueline A. Chamberlin has been Vice President of Finance and Chief Financial Officer since November 1993. She joined the Company in January 1983 and served as Accounting Manager through November 1985, Controller until May 1992 and Vice President of Accounting up to November 1993.

   Steven P. Merrefield has been with the Company since April 1990. He has served as Vice President of Monitoring, Vice President of Major Accounts, Vice President of Customer Services, Vice President and General Manager of the Electronic Monitoring Division and Vice President and General Manager of the Community Correctional Services Division. Currently, he is Executive Vice President overseeing Marketing and Sales. In February 1999 he was appointed a Corporate Officer. He has been in the corrections industry for over twenty-five years. Before joining the Company, he held numerous positions in public and private corrections. He has worked for the Florida Department of Corrections, Georgia Department of Corrections and Harris County, TX.

   Jonathan M. Hinebauch has been Vice President of Business Development since 1996 and elected a corporate officer in February 1999. He joined the Company in 1986 and has held numerous positions ranging from Vice President Sales and Marketing from 1986 to 1988 and Major Account Management from 1988 to 1993. Prior to joining the Company Mr. Hinebauch was President of Alpine Designs from 1971 to 1973, VP of Camp 7 from 1973 to 1975 and Founder of Altra Inc. in 1975.

                                                                         ANNEX D

                             Prior Stock Purchases

   Purchases of the Company's common stock by David J. Hunter, Mckinley C. Edwards, Jr., Jacqueline A. Chamberlin, Steven P. Merrefield and Jonathan M. Hinebauch during the two years prior to the date of this Schedule 13E-3 filing are as follows:

DAVID J. HUNTER

                   Number of                                                                   Average
Calendar            Shares                      Purchase Range of                               Price
Quarter            Purchased                       Prices Paid                                  Paid
--------           ---------                   --------------------------------------          -------
                                               High                     Low
                                               -----                   -----
  3Q98                   0                       --                      --                       --
  4Q98              21,000                     $7.25                   $5.13                    $6.19
  1Q99                   0                       --                      --                       --
  2Q99                   0                       --                      --                       --
  3Q99              80,735                     $5.13                   $5.13                    $5.13
  4Q99                   0                       --                      --                       --
  1Q00                   0                       --                      --                       --
  2Q00                   0                       --                      --                       --

MCKINLEY C. EDWARDS, JR.

                   Number of                                                                   Average
Calendar            Shares                      Purchase Range of                               Price
Quarter            Purchased                       Prices Paid                                  Paid
--------           ---------                   --------------------------------------          -------
                                               High                     Low
                                               -----                   -----
  3Q98                   0                       --                      --                       --
  4Q98              15,000                     $5.13                   $5.13                    $5.13
  1Q99                   0                       --                      --                       --
  2Q99                   0                       --                      --                       --
  3Q99                   0                       --                      --                       --
  4Q99               7,424                     $5.13                   $5.13                    $5.13
  1Q00                   0                       --                      --                       --
  2Q00                   0                       --                      --                       --

JACQUELINE A. CHAMBERLIN

                   Number of                                                                   Average
Calendar            Shares                      Purchase Range of                               Price
Quarter            Purchased                       Prices Paid                                  Paid
--------           ---------                   --------------------------------------          -------
                                               High                     Low
                                               -----                   -----
  3Q98                   0                       --                      --                       --
  4Q98               7,000                     $5.13                   $5.13                    $5.13
  1Q99              22,255                     $5.13                   $4.50                    $4.82
  2Q99                   0                       --                      --                       --
  3Q99                   0                       --                      --                       --
  4Q99                   0                       --                      --                       --
  1Q00                   0                       --                      --                       --
  2Q00                   0                       --                      --                       --

STEVEN P. MERREFIELD

                   Number of                                                                   Average
Calendar            Shares                      Purchase Range of                               Price
Quarter            Purchased                       Prices Paid                                  Paid
--------           ---------                   --------------------------------------          -------
                                               High                     Low
                                               -----                   -----
  3Q98                   0                       --                      --                       --
  4Q98                   0                       --                      --                       --
  1Q99              15,143                     $5.13                   $5.13                    $5.13
  2Q99                  50                     $6.03                   $6.03                    $6.03
  3Q99                   0                       --                      --                       --
  4Q99                  47                     $6.38                   $6.38                    $6.38
  1Q00                   0                       --                      --                       --
  2Q00                  64                     $4.73                   $4.73                    $4.73

JONATHAN M. HINEBAUCH

                   Number of                                                                   Average
Calendar            Shares                      Purchase Range of                               Price
Quarter            Purchased                       Prices Paid                                  Paid
--------           ---------                   --------------------------------------          -------
                                               High                     Low
                                               -----                   -----
  3Q98                   0                       --                      --                       --
  4Q98                   0                       --                      --                       --
  1Q99                   0                       --                      --                       --
  2Q99                 829                     $6.03                   $6.03                    $6.03
  3Q99                   0                       --                      --                       --
  4Q99                 784                     $6.38                   $6.38                    $6.38
  1Q00                   0                       --                      --                       --
  2Q00               1,058                     $4.73                   $4.73                    $4.73

                                      D-2